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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              CELERITY SYSTEMS INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                 Gerald Holland

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 14, 2002
                                -----------------

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                  SCHEDULE 13D

----------------------- -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        Gerald Holland

----------------------- -----------------------------------------------------------------------------------------------------------

2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                         (a)  [  ]
                                                                                                         (b)  [  ]
----------------------- -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY


----------------------- -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS                                                                  PF

----------------------- -----------------------------------------------------------------------------------------------------------

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                                                                          Page 2

5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

----------------------- -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
----------------------- -----------------------------------------------------------------------------------------------------------
                        ------------  ---------------------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 22,082,019
WITH
                        ------------  ---------------------------------------------------------------------------------------------

                        8             SHARED VOTING POWER


                        ------------  ---------------------------------------------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER
                                      22,082,019
                        ------------  ---------------------------------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER


----------------------- -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        22,082,019
----------------------- -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             (  )

----------------------- -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        17%
----------------------- -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON                                                           IN


----------------------- -----------------------------------------------------------------------------------------------------------



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                                                                          Page 3



Item 1.  Security and Issuer.
         --------------------

         This statement relates to shares of common stock, par value $.001 per share (the "Shares"), of Celerity Systems Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 122 Perimeter Park Drive, Knoxville, TN 37922.

Item 2.  Identity and Background.
         ------------------------

         (a)-(c), (f). This statement is being filed by Gerald Holland ("Holland"), (the "Reporting Persons").
 --------     -----------------------

Holland, whose address is 22 Coult Lane, Old Lyne CT 06371.

         (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         On January 2, 2003, Holland acquired 22,082,019 Shares, at a price of $.001 per Share, pursuant to its exercise of its conversion rights under that certain convertible debenture purchased by Holland in November 2002 from Cornell Capital Partners, LP for $50,000.

Item 4.  Purpose of Transaction.
         -----------------------

         Holland acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a)-(b) As of November 14, 2002, Holland was the record and beneficial owner of 22,082,019 Shares representing 17% of the issued and outstanding Shares.

         Holland has the sole power to vote and to dispose of all of its Shares.

         (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares.


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                                                                          PAge 4

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to
        -----------------------------------------------------------------------
Securities of the Issuer.
-------------------------

         Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------



                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003                        REPORTING PERSONS:
                                               -----------------

                                               /s/ GERALD HOLLAND
                                               GERALD HOLLAND
                                               --------------------------------






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